SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2009
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: November 11, 2009

List of materials

Documents attached hereto:

i) Press release entitled "Mori Seiki and Sony Sign Memorandum of Intent Regarding Transfer of SMS Measuring Systems Business"

November 11, 2009

Mori Seiki Co., Ltd.
Sony Corporation

Mori Seiki and Sony Sign Memorandum of Intent Regarding Transfer of SMS Measuring Systems Business

TOKYO, Japan, November 11, 2009 - Mori Seiki Co., Ltd. (“Mori Seiki”) and Sony Corporation (“Sony”) today announced that they have signed a non-binding memorandum of intent to transfer the measuring systems (magnescale, laserscale) business of Sony Manufacturing Systems Corporation (“SMS”), a 100% subsidiary of Sony, primarily located at SMS’ Isehara Plant, together with related manufacturing and sales businesses in other Sony subsidiaries, to Mori Seiki.
The two companies will negotiate in good faith with the goal of entering into a legally binding definitive agreement by the end of December 2009 and completing the transaction by the end of March 2010.  The two companies have agreed to negotiate aiming at a sales price of 6 billion Japanese Yen, subject to adjustment after further due diligence.  The sale would be accomplished by a combination of corporate divestiture and other means.  The closing of the transaction would be subject to the receipt of any necessary government approvals.

Mori Seiki has been purchasing measuring equipment applying magnetic technology (“Magnescale”) from suppliers but after completion of the proposed acquisition will aim through in-house production of Magnescale to improve accuracy of its machine tools and reduce production cost by increasing production volume, in order to become more competitive in the machine tool industry. Furthermore, Mori Seiki plans to drive technology development of the measuring equipment applying laser technology (“Laserscale”) in order to utilize it for its machine tools and establish a lead in ultra precision machine tools of the next generation.  Mori Seiki plans to further develop its measuring systems business, including sales to outside customers, by acquiring the SMS measuring systems business.

The measuring systems business of SMS began in 1969 with Magnescale. Currently, Laserscale developed by SMS enables pico-level measuring, which has been adopted for position control in state-of-the-art ultraprecision processing equipment. By this transaction, SMS will concentrate its resources and focus on its other businesses, such as mounting machines and mold creations.

Corporate Data of SMS
(1)	Corporate Name	Sony Manufacturing Systems Corporation
(2)	President	Hiroshi Sudo
(3)	Location	1-10 Kiyoku-cho, Kuki-shi, Saitama 346-0035, Japan
(4)	Established	August 1, 1969
(5)	Products	Magnescale, Laserscale, Electronic component mounter, Solder Paste printer, PWB Inspection machine
(6)	Fiscal year-end	March
(7)	Number of employees	671 (as of November 1, 2009)
(8)	Plants	Isehara Plant (Isehara-shi, Kanagawa Japan) Kuki Plant (Kuki-shi, Saitama Japan)

Impact on Financial Results
After the completion of the proposed transaction, including the corporate divestiture, an entity engaging in the measuring systems business divested from SMS will be a wholly owned subsidiary of Mori Seiki as of the end of March 2010.   For the current fiscal year, no material impact is anticipated in connection with the transaction on either Mori Seiki’s or Sony’s consolidated financial results.